EXHIBIT 99.1

Jim Hamilton Appointed President & CEO of Neptune

Seasoned Leader in Development, Manufacturing, Marketing and Sales of Nutraceutical Products

LAVAL, Quebec, Nov. 21, 2014 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB), announces that its Board of Directors has appointed Jim Hamilton as President and Chief Executive Officer of Neptune and a member of the Board, effective February 2, 2015.

Mr. Hamilton is currently Vice President Human Nutrition and Health, North America, and President of DSM Nutritional Products USA, Inc., based in Parsippany, New Jersey. He serves on the global management team of DSM Nutritional Products' Human Nutrition & Health business, an organization with over $2 billion in global sales and operations in more than 40 countries. DSM Nutritional Products is an important division of the life sciences and material sciences corporation, DSM N.V. of the Netherlands.

Mr. Hamilton's industry knowledge has made him a valuable contributor to several trade associations and he is the immediate past chairman of the Board of Directors of the Council for Responsible Nutrition (CRN), the dietary supplement industry's leading trade association. Jim is a graduate of Concordia University in Montreal, Canada and he has attended a number of business education and leadership programs at the London Business School and INSEAD.

"As Neptune begins a new era, Jim is the right person to lead the Corporation forward into its next phase of growth and success," highlighted Mr. Pierre Fitzgibbon, Chairman of Neptune's Board of Directors. "I have known Jim for a number of years and he is an excellent fit, bringing complementary abilities to the current management team, including strong human resources skills, a key ingredient for a leader."  Furthermore, Jim is a proven executive with a deep understanding of the nutraceutical market, strong industry connections and over 25 years of experience, working in the United States, Europe and Canada. During his career, he played a leading role in the development, manufacturing, marketing and sales of dietary supplement, food, animal feed, and personal care products.

"I am pleased and excited to be given the opportunity to take Neptune to the next level as it solidifies its supply chain and reaffirms its market leadership," said Mr. Hamilton. "Neptune's new state-of-the-art plant and innovative offerings, combined with a fast growing consumer base looking for health and wellness products, puts the Corporation in a solid position for growth. I look forward to working with the management team and Board to further develop Neptune's business and drive profitable growth."

"On behalf of the Board of Directors, I would also like to thank Andre Godin for his leadership in this transition period,'' continued Mr. Fitzgibbon. "Andre has been instrumental to the firm's progress, including steering the Corporation through a difficult phase while production was down and successfully reestablishing operations at its Sherbrooke plant.  He will continue to act as Interim President and CEO until Jim's arrival in February 2015, following which he will remain a key member of the executive team.''

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune holds approximately 48% of the participating and voting rights of Acasti Pharma Inc. ("Acasti") and 95% of the voting rights of NeuroBioPharm Inc. ("NeuroBio"). Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form, which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Neptune Contacts:

         Andre Godin
         Interim CEO and CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com